February 28, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Jeffrey Gabor

Ibolya Ignat

Celeste Murphy

Kevin Vaughn

Re:	ORIC Pharmaceuticals, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 24, 2020
CIK No. 0001796280

Sir/Madam:

On behalf of our client, ORIC Pharmaceuticals, Inc. (“ORIC” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 3, 2020, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR a revised Registration Statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the Revised Registration Statement.

February 28, 2020

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 24, 2020

Prospectus summary

Overview, page 1

1.

We note your response to prior comment 2, and we reissue in part. We do not object to a discussion of these programs in the summary or in the business section, but discovery research programs that do not appear material to your business and the offering should not be prominently highlighted. To the extent that you believe one or more of the discovery research programs is material to your business and the offering, please revise to disclose the known information about these programs in your business section so that investors will have a basis to understand these programs and the market potential. Alternatively, please revise your presentation so that it does not prominently highlight these programs in the Summary.

In response to the Staff’s comment, the Company has updated the disclosure on page 135 of the Revised Registration Statement.

Background on cancer resistance, page 108

2.

We note your response to prior comment 11. The disclosure implies that your product candidates that target innate resistance will be approved and that the process will be easier or faster than the approval process for other entities. Although other drugs targeting innate resistance have been approved, your product is still distinct from prior products approved by the FDA. While it is appropriate for you to discuss the successes of other drugs that have targeted innate resistance, please revise your disclosure to remove any implications that your product candidates will be approved, are more likely to receive FDA approval, or will be approved quickly.

In response to the Staff’s comment, the Company has updated the disclosure on page 109 of the Revised Registration Statement.

*****

February 28, 2020

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Jacob Chacko, ORIC Pharmaceuticals, Inc.

Dominic Piscitelli, ORIC Pharmaceuticals, Inc.

Kenneth Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.

Charles Kim, Cooley LLP